

July 1, 2011

Via Facsimile

Ms. Frances G. Rathke
Chief Financial Officer
Green Mountain Coffee Roasters, Inc.
33 Coffee Lane
Waterbury, Vermont 05676

> **Re: Green Mountain Coffee Roasters, Inc.**
> **Form 10-K for the Fiscal Year Ended September 25, 2010**
> **Filed December 9, 2010**
> **Form 10-Q for the Thirteen Weeks Ended December 25, 2010**
> **Filed February 3, 2011**
> **Form 10-Q for the Thirteen Weeks Ended March 26, 2011**
> **Filed May 3, 2011**
> **File No. 1-12340**

Dear Ms. Rathke:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director